June 9, 2026

Valerie Bille
Chief Financial Officer
Southern California Gas Company
555 West 5th Street
Los Angeles, California 90013

        Re: Southern California Gas Company
            Preliminary Proxy
            Filed May 4, 2026
            File No. 001-01402
Dear Valerie Bille:
       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation